FIRST SAVINGS FINANCIAL GROUP, INC.

February 12, 2016

Via EDGAR
Mr. Michael Volley
Staff Accountant
Office of Financial Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:         First Savings Financial Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2015
Filed on December 29, 2015
File Number 1-34155

Dear Mr. Volley:

On behalf of First Savings Financial Group, Inc. (the “Company”), the holding company for First Savings Bank (the “Bank”), set forth below are the Company’s responses to the comments set forth in the staff’s comment letter dated January 29, 2016, with respect to the above-referenced filing.

Form 10-K for the Fiscal Year Ended September 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Recognizing Improvements in Noninterest Income, page 36

1.           We note on page 36 that you recognized significant improvement in levels of income for 2015 due primarily to a gain on life insurance and net gain on sales of loans. Please tell us in detail and revise future filings to disclose the facts and circumstances related to your recognition of the gain on life insurance.

As discussed further on page 47 of the Form 10-K, the Company recognized a gain on life insurance of $831,000 during the fiscal year ended September 30, 2015.  The Bank’s chief lending officer (CLO) died in June 2015.  At his date of death, the Bank held life insurance policies on the CLO with a total death benefit of $1,929,000 and a cash surrender value of $733,000, for Net Death Proceeds of $1,196,000.  The Bank was the owner and beneficiary of each of the life insurance policies and paid all premiums under the life insurance policies.  Under the Bank’s Supplemental Life Insurance Plan established in 2008, the CLO elected to participate in an endorsement split dollar arrangement with the Bank whereby his beneficiary was to receive a death benefit of three times his base salary, provided that such benefit did not exceed the Net Death Proceeds.  The death benefit paid under the plan to the employee’s beneficiary was $365,000.  Therefore, the net gain on life insurance totaled $831,000 ($1,929,000 total death benefit, less $733,000 cash surrender value recorded on the balance sheet at the date of death, less $365,000 death benefit paid to the beneficiary).

In future filings that include a material gain on life insurance, the Company will provide additional disclosure related to the facts and circumstances on the recognition of the gain.

Consolidated Statements of Income, page F-4

2.           We note your disclosure on page F-51 that the $534,000 change in fair value related to your SBA loans held for sale at September 30, 2015 is included in net gain on sales of loans. Please revise future filings to separately disclose in noninterest income realized gains from the sale of loans from unrealized gains on loans held for sale at period end. Refer to guidance in Rule 9-04 of Regulation S-X. Please make corresponding revisions to the operating activities section of your statements of cash flows.

The Company will revise future filings, as necessary, to separately disclose in noninterest income realized gains from the sale of loans and unrealized gains on loans held at period end.  The operating activities section of the statements of cash flows will also be revised accordingly.  As a result of this revision, the statements of income and cash flows for the year ended September 30, 2015 will report net gain on sales of loans of $290,000 and unrealized gain on loans held for sale of $534,000 in future filings.

As disclosed on page F-51, the unrealized gains on loans held for sale at September 30, 2015 resulted from the Company’s election of the fair value option under FASB ASC 825-10 on SBA loans held for sale at September 30, 2015.  All such loans were sold during the quarter ended December 31, 2015 and management does not intend to elect the fair value option for future periods.

      In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (812) 218-6807 if you have any questions concerning this matter.

Very truly yours,

/s/ Anthony A. Schoen
Anthony A. Schoen
Chief Financial Officer